Exhibit 99.8

2021 LETTER TO SHAREHOLDERS Built to Win

* See footnote 1 to the Financial Highlights table. CELESTICA 2 Celestica has kept a clear focus on our vision for the future throughout a multi-year transformation. Today we are Built to Win — powered by the talent and innovation of our global employees. Our way forward is based on the following: Grow high-value offerings: Build on our core competencies and use strategic M&A to outpace market growth. Invest in Lifecycle Solutions: Expand our Hardware Platform Solutions (HPS) offerings and accelerate our engineering-led model in Advanced Technology Solutions (ATS). Drive shareholder returns: Deliver strong financial performance enabled by operational excellence, including non-IFRS free cash flow* generation and balanced capital allocation.

Dear Shareholder, We are more prepared to shape our own future than ever before. Our resilience, innovation, and competitive strength give me great confidence for the future. In 2021, we met or exceeded many of our long-term objectives and financial performance goals and made strategic investments that allowed us to complete the successful execution of our multi-year diversification journey. We effectively executed on our strategy and proved our ability to deliver improved shareholder value. We intend to build on this momentum in 2022 and beyond. We are well-positioned to help our customers navigate powerful global forces and prepare for future challenges. Our global network of leading-edge facilities, combined with our world-class supply chain management expertise, provides vital support to customers facing a constrained supply chain. We believe that these same capabilities will enable us to overcome the inevitable challenges that lie ahead. We maintain strong positions in key markets with proven lifecycle capabilities, including Capital Equipment, Industrial, Aerospace & Defense (A&D), HealthTech and Hardware Platform Solutions (HPS). We believe that each of these businesses holds excellent prospects for long-term growth and provides a platform to address global trends such as the shift to electrified vehicles; supply chain regionalization; emerging technologies such as artificial intelligence, edge computing, 5G and augmented reality; cloud and data center expansion; and the continuing transition to clean, renewable energy sources. Advanced Technology Solutions Segment Within our Advanced Technology Solutions (ATS) segment, we intend to grow by supporting our customers through the end-to-end product lifecycle and by leveraging our strong engineering capabilities. We have focused our investments in ATS on expanding our capabilities, strengthening our network, and adding specialized expertise. The acquisition of PCI Private Limited (PCI) broadens our presence in Asia and improves our ability to serve a diverse customer base across the U.S. and Europe. It also brings key technology, intellectual property and new customers with high-growth programs to our ATS segment. A Message from the CEO† † This letter contains forward-looking statements. See Cautionary Note Regarding Forward-Looking Statements on page 8. 2021 LETTER TO SHAREHOLDERS 3

CELESTICA 4 Our Capital Equipment business continues to exhibit strength as a result of market share gains, new wins, and robust demand that we expect to continue for the next several years. This progress is underpinned by Celestica’s global footprint, including our presence in South Korea, which enables us to capitalize on the significant growth opportunities we perceive in the semiconductor capital equipment market. We expect to see continued recovery in the Commercial Aerospace market and we are winning new programs in the defense, drones and space markets. Our new AbelConn Electronics facility in Minnesota gives us additional capacity in a key U.S. region to serve our customers in A&D and other highly regulated markets. Within our HealthTech market, increasing demand for outsourcing and regionalization services in healthcare device production is accelerating new program wins with emerging and established customers in our core sectors of surgical, imaging, and patient-monitoring equipment. We are also leveraging our global scale, market expertise, and quality management investments to expand into new anticipated high-growth sectors in particular renal dialysis, dental radiology, and neurostimulation products to accelerate growth momentum. We continue to invest in our capabilities worldwide in order to deliver finished device manufacturing and reduce supply chain complexity for our customers. Our Minnesota and Boston facilities recently earned ISO 13485 certification, thereby expanding our ability to provide customers with in-region solutions that are intended to improve their resilience to supply chain disruptions. We expect our Industrial business to be a key contributor to our ATS revenue growth in 2022 and beyond, driven by organic growth in our core business as well as the contribution of PCI. Within this sector, we are pursuing high-growth markets aligned with trends such as the rising demand for clean and renewable energy sources and systems. We work with leading electric vehicle charger original equipment manufacturers (OEMs) and have established long-term relationships with leading smart home appliance OEMs. In addition, we continue to expand into energy storage systems applications and invest in design capabilities in high-power electronics, Human Machine Interface and the Internet of Things. Connectivity & Cloud Solutions Segment Our Connectivity & Cloud Solutions (CCS) segment continues to perform well and deliver strong results as a result of a healthier mix of business and exceptional growth in HPS. In 2021, HPS delivered revenue of $1.15 billion—a key growth milestone for the company. This success is largely driven by robust demand from service providers in our communications end market. Our new operation in Richardson, Texas establishes a footprint for our CCS segment to expand its North American capacity for printed circuit board assembly, systems and rack integration, optical manufacturing and after-market services. It also serves as an HPS engineering hub, increasing our HPS network resilience, and offers in-region, innovative solutions and services tailored to the carrier market. We plan to drive growth in our CCS segment in both enterprise and communications end markets through our expanded network and capabilities, strong global supply chain, and a compelling HPS offering with leading-edge roadmaps for current and future technologies. Built to Win 2021 was an exceptional year for Celestica. Our performance was a testament to our unrelenting focus on executing on our transformational strategy and delivering on our commitments to customers. We believe we have entered 2022 a stronger company than ever before. We intend to build on our success and continue to deliver bold solutions that will meet our customers’ needs and build a better world. Thank you to our skilled and talented employees for the enormous dedication they have shown during these very challenging times. And thank you to our shareholders for your continued trust and support as we move together toward a promising future. Sincerely, Rob Mionis PRESIDENT AND CHIEF EXECUTIVE OFFICER

2021 Financial Highlights	($US)	Change Compared to 2020
Record Hardware Platform Solutions Revenue	$1.15B	+34%
Operating Margin (non-IFRS)*	4.2%	+70 bps
Adjusted Earnings Per Share (EPS) (non-IFRS) – Diluted*	$1.30	+33%
Directly Comparable IFRS Financial Measures		
Earnings Before Income Taxes as a Percentage of Revenue	2.4%	+80 bps
EPS – Diluted	$0.82	+74%

Fourth Quarter of 2021 (Q4 2021) Financial Highlights	($US)	Change Compared to Fourth Quarter of 2020 (Q4 2020)
Operating Margin (non-IFRS)* – Highest on record for Celestica	4.9%	+1.3%
Adjusted Net Earnings (Non-IFRS)*	$55.2M	+$21.9M
Adjusted EPS (non-IFRS) - Diluted* – Highest in more than 20 years	$0.44	+18 cents
Directly Comparable IFRS Financial Measures		
Earnings Before Income Taxes as a Percentage of Revenue	2.8%	+0.9%
Net Earnings	$31.9M	+$11.8M
EPS – Diluted	$0.26	+10 cents

* Operating margin, adjusted net earnings, and adjusted EPS are non-International Financial Reporting Standards (IFRS) financial measures (and/or non-IFRS ratios). Non-IFRS financial measures and ratios do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar financial measures or ratios presented by other public companies that use IFRS or U.S. generally accepted accounting principles (GAAP). See the Financial Highlights table below for information on our rationale for the use of these and other non-IFRS financial measures and ratios, as well as their definitions, and a reconciliation of historical annual non-IFRS financial measures to the most directly comparable IFRS financial measures. Reconciliations for non-IFRS operating earnings, and adjusted net earnings for Q4 2021 and Q4 2020 are set forth in Item 5 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of the Company's 2021 Annual Report on Form 20-F (available under the Company's profile on SEDAR at www.sedar.com), which reconciliations are incorporated herein by reference.

2021 LETTER TO SHAREHOLDERS 5

Financial Highlights*

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2021	2020	2019
OPERATIONS			
Revenue	$ 5,634.7	$ 5,748.1	$ 5,888.3
IFRS gross margin (gross profit as a % of revenue)	8.6%	7.6%	6.5%
Non-IFRS adjusted gross margin (adjusted gross profit as a % of revenue) (1) (2)	8.9%	7.8%	6.8%
IFRS selling, general and administrative expenses (SG&A) (as a % of revenue)	4.3%	4.0%	3.9%
Non-IFRS adjusted SG&A (as a % of revenue) (1) (2)	4.0%	3.8%	3.5%
IFRS earnings before income taxes	$ 136.0	$ 90.2	$ 99.8
IFRS earnings before income taxes (as a % of revenue)	2.4%	1.6%	1.7%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	$ 233.9	$ 199.0	$ 158.1
Non-IFRS operating margin (adjusted EBIAT %) (1) (3)	4.2%	3.5%	2.7%
IFRS effective tax rate %	24%	33%	30%
Non-IFRS adjusted effective tax rate % (1) (9)	19%	22%	34%
IFRS net earnings	$ 103.9	$ 60.6	$ 70.3
IFRS net earnings per share - diluted	$ 0.82	$ 0.47	$ 0.53
Non-IFRS adjusted net earnings (1) (4) (9)	$ 164.3	$ 126.6	$ 71.5
Non-IFRS adjusted earnings per share - diluted (1) (4) (9)	$ 1.30	$ 0.98	$ 0.54
BALANCE SHEET DATA			
Cash and cash equivalents	$ 394.0	$ 463.8	$ 479.5
Borrowings under credit facility	$ 660.4	$ 470.4	$ 592.3
Total current assets	$ 3,435.3	$ 2,737.2	$ 2,592.0
Total current liabilities	$ 2,253.5	$ 1,578.2	$ 1,481.3
Working capital, net of cash (5)	$ 817.6	$ 758.3	$ 749.9
IFRS cash provided by operations	$ 226.8	$ 239.6	$ 345.0
Non-IFRS free cash flow (1) (6)	$ 114.8	$ 126.0	$ 301.2
Equity	$ 1,463.0	$ 1,409.0	$ 1,356.2
KEY RATIOS			
Days in accounts receivable (7)	72	68	66
Inventory turns (7)	4x	5x	5x
Cash cycle days (7)	76	66	65
IFRS return on invested capital (ROIC) (1) (8)	8.1%	5.6%	5.8%
Non-IFRS adjusted ROIC (1) (8)	13.9%	12.4%	9.2%
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic (in millions)	126.7	129.1	131.0
Diluted (in millions)	126.7	129.1	131.8
Total shares outstanding at December 31 (in millions)	124.7	129.1	128.8
NON-IFRS ADJUSTED GROSS PROFIT CALCULATION (1) (2)			
IFRS gross profit	$ 487.0	$ 437.6	$ 384.7
Add: employee stock-based compensation expense	13.0	11.1	14.6
Non-IFRS adjusted gross profit (1) (2)	$ 500.0	$ 448.7	$ 399.3
NON-IFRS ADJUSTED SG&A CALCULATION (1) (2)			
IFRS SG&A	$ 245.1	$ 230.7	$ 227.3
Deduct: employee stock-based compensation expense	(20.4)	(14.7)	(19.5)
Non-IFRS adjusted SGA (1) (2)	$ 224.7	$ 216.0	$ 207.8

6 CELESTICA

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2021	2020	2019
NON-IFRS OPERATING EARNINGS (ADJUSTED EBIAT) CALCULATION (1) (3)			
IFRS net earnings	**$ 103.9**	$ 60.6	$ 70.3
Add: income tax expense	**32.1**	29.6	29.5
IFRS earnings before income taxes	**136.0**	90.2	99.8
Add: Finance Costs	**31.7**	37.7	49.5
Add: employee stock-based compensation expense	**33.4**	25.8	34.1
Add: amortization of intangible assets (excluding computer software)	**22.5**	21.8	24.6
Add (Deduct): Other Charges (Recoveries)	**10.3**	23.5	(49.9)
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	**$ 233.9**	$ 199.0	$ 158.1
NON-IFRS ADJUSTED NET EARNINGS CALCULATION (1) (4)			
IFRS net earnings	**$ 103.9**	$ 60.6	$ 70.3
Add: employee stock-based compensation expense	**33.4**	25.8	34.1
Add: amortization of intangible assets (excluding computer software)	**22.5**	21.8	24.6
Add (Deduct): Other Charges (Recoveries)	**10.3**	23.5	(49.9)
Adjustments for taxes (9)	**(5.8)**	(5.1)	(7.6)
Non-IFRS adjusted net earnings (1) (4)	**$ 164.3**	$ 126.6	$ 71.5
IFRS ROIC% AND NON-IFRS ADJUSTED ROIC% CALCULATION (1) (8)			
Average net invested capital	**$ 1,682.2**	$ 1,600.1	$ 1,719.7
IFRS earnings before income taxes	**$ 136.0**	$ 90.2	$ 99.8
IFRS ROIC% (8)	**8.1%**	5.6%	5.8%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	**$ 233.9**	$ 199.0	$ 158.1
Non-IFRS adjusted ROIC% (1) (8)	**13.9%**	12.4%	9.2%
NON-IFRS FREE CASH FLOW CALCULATION (1) (6)			
IFRS cash provided by operations	**$ 226.8**	$ 239.6	$ 345.0
Deduct (Add): purchase of property, plant and equipment, net of sales proceeds	**(49.6)**	(51.0)	36.0
Deduct: lease payments	**(40.0)**	(33.7)	(38.2)
Deduct: Finance Costs paid (excluding debt issuance costs and waiver fees paid)	**(22.4)**	(28.9)	(41.6)
Non-IFRS free cash flow (1) (6)	**$ 114.8**	$ 126.0	$ 301.2

* This "Financial Highlights" table includes financial measures prepared in accordance with International Financial Reporting Standards (IFRS), as well as non-IFRS financial measures. The non-IFRS financial measures included herein are: adjusted gross profit, adjusted gross margin, adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (or adjusted EBIAT), operating margin (operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted return on invested capital (adjusted ROIC), free cash flow, adjusted tax expense and adjusted effective tax rate.

1. Management uses non-IFRS financial measures, including non-IFRS ratios, to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors' understanding of the core operating results of our business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non-IFRS financial measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-U.S. GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless recognized under IFRS and have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company's performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.

2. Non-IFRS adjusted gross profit and non-IFRS adjusted gross margin (non-IFRS adjusted gross profit as a percentage of revenue), and non-IFRS adjusted SG&A and non-IFRS adjusted SG&A as a percentage of revenue, exclude employee stock-based compensation (SBC) expense. See reconciliation in the tables above.

3. Non-IFRS operating earnings (adjusted EBIAT) is defined as earnings before income taxes, Finance Costs (defined below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined below). Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. A reconciliation of non-IFRS operating earnings to IFRS net earnings is provided in the table above. Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. Other Charges (Recoveries) consist of, when applicable: restructuring charges (recoveries); Transition Costs (Recoveries) (defined below); net impairment charges; acquisition-related consulting, transaction and integration costs related to potential and completed acquisitions, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions; legal settlements (recoveries); specified credit facility-related charges (in 2021, consisting primarily of the accelerated amortization of unamortized deferred financing costs, and in 2019, consisting of $2.0 million in waiver fees); and losses incurred on specified benefit plans in 2019. Transition Costs consist of direct relocation and duplicate costs recorded in connection with the sale of our Toronto real property and related relocations in 2019, as well as internal relocation costs with respect to the transfer of manufacturing lines from closed sites. Transition Recoveries consist of the $102 million gain recorded on sale of our Toronto real property in 2019. Quantification of the components of Other Charges (Recoveries) for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2021 (with respect to 2021 and 2020) and 2020 (with respect to 2019), at www.sec.gov.

4. Non-IFRS adjusted net earnings is defined as net earnings before employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (Recoveries), and adjustments for taxes (see note 9 below). A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is provided in the table above. Quantification of the components of Other Charges (Recoveries) for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2021 (with respect to 2021 and 2020) and 2020 (with respect to 2019), at www.sec.gov.

5. Working capital, net of cash, is calculated as A/R and inventory less accounts payable, including accrued and other current liabilities and current portion of provisions.

6. Non-IFRS free cash flow (FCF) is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including our Toronto real property in 2019), lease payments, and Finance Costs paid (excluding debt issuance costs and waiver fees paid). Note that non-IFRS FCF does not represent residual cash flow available to Celestica for discretionary expenditures. A reconciliation of non-IFRS FCF to IFRS cash provided by operations is provided in the table above.

7. Days in A/R is defined as average A/R divided by average daily revenue. Inventory turns are calculated by dividing 365 by the number of days in inventory (which is determined by dividing average inventory by average daily cost of sales for the year). Cash cycle days is calculated as the sum of days in A/R and days in inventory minus the days in accounts payable (average accounts payable divided by average daily cost of sales for the year) and days in cash deposits.

8. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital (NIC). NIC is derived from IFRS measures, and is defined as total assets less: cash, right-of-use assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a five-point average to calculate average NIC for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by average NIC (which we have called IFRS ROIC). A calculation of IFRS ROIC% and non-IFRS adjusted ROIC% is provided in the table above. A calculation of NIC for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2021 (with respect to 2021 and 2020) and 2020 (with respect to 2019), at www.sec.gov.

9. The adjustments for taxes, as applicable, represent the tax effects of the non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites). Quantification of the tax adjustments and non-core tax impacts for each period in the table (as well as a reconciliation of non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate to IFRS tax expense and IFRS effective tax rate, respectively) can be found in Item 5 of our Annual Report on Form 20-F for 2021 (with respect to 2021 and 2020) and 2020 (with respect to 2019), at www.sec.gov, under the caption "Non-IFRS Financial Measures," which quantification and reconciliation are incorporated by reference herein.

2021 LETTER TO SHAREHOLDERS 7

CELESTICA 8 Through our Time Off to Volunteer program, employees around the world devoted over 19,000 hours in 2021 to give back to the communities in which we live and work. Their passion and dedication to make a positive impact continues to inspire our company’s sustainability culture. Giving Back to Our Communities Cautionary Note Regarding Forward-Looking Statements: The 2021 Letter to Shareholders contains forward-looking statements within the meanings of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward- looking information within the meaning of Canadian securities laws, including with respect to: our priorities, objectives, goals and strategies; plans for growth; trends in the electronics manufacturing services (EMS) and our segments (and/or constituent businesses) and near term expectations; and our financial outlook. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers’ ability to compete and succeed using our products and services; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; the cyclical and volatile nature of our semiconductor business; delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; managing changes in customer demand; rapidly evolving and changing technologies, and changes in our customers’ business or outsourcing strategies; the expansion or consolidation of our operations; volatility in the commercial aerospace industry; the inability to maintain adequate utilization of our workforce; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions (including our recent acquisition of PCI) and “operate-in-place” arrangements; compliance with customer-driven policies and standards, and third-party certification requirements; challenges associated with new customers or programs, or the provision of new services; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the evolving Ukraine/Russia conflict; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including, among others: U.S. policies or legislation, U.S. and/or global tax reform, the potential impact of significant tariffs on items imported into the U.S. and related countermeasures, and/ or the impact of (in addition to COVID-19) other widespread illness or disease; the scope, duration and impact of the COVID-19 pandemic; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from newly-increased third-party indebtedness; negative impacts on our business resulting from any significant uses of cash (including for the acquisition of PCI), securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program); operational impacts that may affect PCI’s ability to achieve anticipated financial results; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; customer relationships with emerging companies; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to adequately protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking attempts or outages, we have been (and may continue to be) the target of such events; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to refinance our third- party debt from time-to-time; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations and the discontinuance of LIBOR; deterioration in financial markets or the macro- economic environment; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; negative publicity; that we will not be permitted to, or do not, repurchase subordinate voting shares (SVS) under any normal course issuer bid (NCIB); the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) initiative goals, including with respect to diversity and inclusion and climate change. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators. Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: the scope and duration of materials constraints and the COVID-19 pandemic, and their impact on our sites, customers and our suppliers; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, and currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand strength in certain of our businesses; anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses; and that: anticipated financial results by PCI will be achieved; we are able to successfully integrate PCI, further develop our ATS segment business, and achieve the other expected synergies and benefits from the acquisition; all financial information provided by PCI is accurate and complete, and all forecasts of PCI’s operating results are reasonable and were provided to Celestica in good faith; and we will continue to have sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements. celestica.com FSC LOGO TO BE PLACED BY PRINTER